Room 4561

July 28, 2006

Mr. Christian R. Larsen, President
Pacific Webworks, Inc.
180 South 300 West, Suite 400
Salt Lake City, Utah

      Re: **Pacific Webworks, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Filed March 31, 2006

Dear Mr. Larsen:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 11

1.   We note that your discussion of net cash used in operations does not address the increase in gross trade accounts receivable and the partially offsetting bad debt provision, both of which appear significant to your operating cash flows as disclosed on page 26. Describe for us the reasons for each of these variances in reasonable detail and tell us how you considered Item 303(b)(1)(i) of Regulation S-B in disclosing any known trends, events or uncertainties that have or are

reasonably likely to have a material impact on your short-term or long-term liquidity. We may have further comment.

Critical Accounting Estimates, page 14

2.   Please explain to us why you have not provided quantitative information within this section regarding the significant estimates made by management. In this regard, we note that estimates related to the collection of receivables and assessment of goodwill impairment would appear relevant. You should include within this section, to the extent material, the sensitivity of estimates to deviations of actual results from management's assumptions and circumstances that have resulted in revised assumptions in the past or from other outcomes that are reasonably likely to occur. You should address such factors as how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. See the Section V of SEC Release No. 33-8350.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Goodwill, page 28

3.   Provide us with your goodwill impairment analysis prepared during the fiscal period ended December 31, 2005. Identify and describe for us all material assumptions made in connection with the analysis. As part of your response, explain, in detail, how you have determined your reporting units.

Revenue Recognition, page 28

4.   Currently, disclosure regarding your revenue recognition policy appears general in nature and does not provide specific disclosure with respect to the nature of the products or services you provide, or the terms of the arrangements under which you provide them. To aid our understanding of your revenue recognition policies, tell us the following:

- Clearly identify the products or services from which you derive material amounts of revenue;

- Describe the material terms of the arrangements under which you provide your products or services;

- Identify the elements included in each type of sales transaction;

- Identify all criteria considered in determining when to recognize revenue, and explain how you determine when each of the identified criteria have been met;

- For transactions with multiple elements, indicate how the timing and amount of revenue attributable to individual elements is determined;

- Discuss the accounting implication of any differences in the nature of the underlying products, services, customers or arrangements; and,

- Identify all authoritative literature that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable, and that your policies comply with that literature. Clearly explain how you have evaluated the applicability of SOP 97-2.

As part of your response, explain how you have considered providing corresponding disclosure in the notes to your financial statements.

5. Describe for us, in detail, the specific payment terms you offer.

6. We note the significant provisions for bad debts recorded in 2004 and 2005 respectively. Explain to us, in reasonable detail, how the amount and timing of these charges were determined. Additionally, given the apparent trend of increasing bad debt provisions, explain to us how you are able to conclude that your fees are collectible at the outset of your arrangements.

7. We note from disclosure in the first paragraph that you recognize revenue in accordance with SAB 104 or SOP 97-2 and that you apply EITF 00-21 to arrangements with multiple deliverables. We further note from disclosure in the third paragraph that objective and reliable evidence of the fair value of the undelivered item(s) is required in order to be considered a separate unit of accounting. Describe your multiple element arrangements in greater detail including identification of each deliverable and how VSOE is determined for each element within your arrangements. Further, tell us how you considered paragraph 10 of SOP 97-2.

Note 5 - Operating Lease Revenues, page 33

8. Please explain to us why the agreements reached with TradeWorks Marketing are accounted for as operating leases. Explain to us the nature and terms of these arrangements. Tell us what authoritative accounting literature you are following in accounting for the revenues and costs associated with these types of

arrangements. In light of your disclosure that lease customers carry a high degree of credit risk, describe your history of collecting on these.

Note 9 - Operating Commitments, page 37

9.   Tell us the current status of the operating lease default. As part of your response, indicate whether there is litigation in process. Tell us the estimated range of possible losses. Also, tell us when, and under what circumstances, you believe this commitment will be resolved. Explain how you have considered providing similar disclosure in the notes to your financial statements.

Note 11 – Segment Reporting, page 39

10.   Provide the disclosures required by paragraphs 31-32 of SFAS 131. Further, address the disclosure requirements of paragraph 33 as it pertains to your interim period financial statements.

Item 8A. Controls and Procedures, page 41

11.   We note that your disclosure regarding the design of your disclosure controls and procedures is significantly more limited than that required by Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer is accumulated and communicated to the issuer's management as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this rule. Additionally, explain how you intend to address the apparent deficiency with respect to you r disclosure under this Item.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief